Exhibit 21.1

List of Subsidiaries

iRhythm Technologies Limited

Company Name	Place of Incorporation
iRhythm Technologies Limited	United Kingdom
iRhythm Singapore PTE. Ltd.	Singapore
iRhythm Japan GK (1)	Japan
iRhythm Philippines, Inc. (1)	Philippines
iRhythm Technologies Netherlands B.V.	Netherlands
(1) This an indirect subsidiary through iRhythm Singapore PTE. Ltd.